UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 001-53087

LINIU TECHNOLOGY GROUP

(Translation of registrant’s name into English)

Alameda Dr. Carlos D’ Assumpcao No: 180
Edf. Tong Nam Ah Central Comercio,
13 Andar P Macau
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On July 12, 2017, Liniu Technology Group (the “Company”) issued a press release announcing that on July 7, 2017, it received a written notice from the Listing Qualifications department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company is not in compliance with the audit committee requirements set forth in Nasdaq Listing Rule 5605. As a result of the resignation of So Hin Lung from the Company’s board of directors on June 16, 2017, the Company’s audit committee currently consists of only two members.

A copy of the press release making the announcement is attached as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press release dated July 12, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 12, 2017	LINIU TECHNOLOGY GROUP

	By:	/s/ Yip Cheuk Fai
Name: Yip Cheuk Fai Title: Chief Financial Officer